NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

Three month periods ended March 31, 2010 and 2009

(Expressed in United States Dollars)

Unaudited - Prepared by Management

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Balance Sheets

Unaudited

(Expressed in United States dollars)

	Note	March 31, 2010	December 31, 2009 (note 12)	January 1, 2009 (note 12)

Assets

Current assets:
Cash and cash equivalents		$112,959,291	$29,066,637	$40,655,348
Available-for-sale investment	3	426,787	1,283,730	290,969
Accounts receivable and prepaids	4	7,307,006	3,200,506	1,841,612
Inventory	5	3,868,849	2,275,711	207,290
		124,561,933	35,826,584	42,995,219

Property, plant and equipment	6	166,072,504	154,120,069	71,018,861

		$290,634,437	$189,946,653	$114,041,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$12,127,994	$13,080,482	$10,312,079
		12,127,994	13,080,482	10,312,079

Non-current liabilities
Derivative financial liability		-	-	282,778
Provision for closure and reclamation	7	1,550,000	410,000	-
Amounts related to non-controlling interest	8	82,252,859	81,804,805	38,530,955
				38,813,733

Equity:
Share capital	9	381,898,945	270,133,417	237,846,679
Share-based payments reserve		7,203,055	6,797,177	7,608,331
Accumulated other comprehensive income		359,953	1,052,036	-
Deficit		(190,200,033)	(183,150,600)	(180,566,742)
Equity attributable to owners of the Company		199,261,920	94,832,030	64,888,268

Non-controlling interest	8(a),12(b)	(4,558,336)	(180,664)	-
Total Equity		194,703,584	94,651,366	64,888,268
		$290,634,437	$189,946,653	$114,014,080

See accompanying notes to condensed consolidated interim financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Unaudited

(Expressed in United States dollars)

	Note	Three months ended March 31
		2010	2009

Operating costs and expenses
Depreciation and amortization		$543	$1,195
Foreign exchange loss		198,395	60,082
Office and administration		568,953	306,998
Share-based payments		617,150	358,819
Wages and salaries		297,524	292,930
		(1,682,565)	(1,020,024)
Loss from operations

Finance costs
Write-off of deferred finance costs	6	$(10,749,917)	$-
Loss on derivative financial liability	12(a)	-	(328,335)
Interest income		20,508	14,058
Royalty income		193,857	38,141
Other income (expense)		716,224	(45,112)
Loss for the period		(11,501,893)	(1,341,272)

Other comprehensive loss		(692,083)	-

Comprehensive loss		$(12,193,976)	$(1,341,272)

Loss for the period attributable to:
Owners of the Company		$(7,124,221)	$(1,315,723)
Non-controlling interest		(4,377,672)	(25,549)
		$(11,501,893)	$(1,341,272)

Comprehensive loss attributable to:
Owners of the Company		$(7,816,304)	$(1,315,723)
Non-controlling interest		(4,377,672)	(25,549)
		$(12,193,976)	$(1,341,272)

Weighted average number of common shares outstanding		165,462,989	128,289,322

Basic and diluted loss per share		$(0.04)	$(0.01)

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

	Three months ended March 31
	Note	2010	2009
Cash provided by (used for):

Operations:
Loss for the period		$(11,501,893)	$(1,341,272)
Items not involving the use of cash
Depreciation and amortization		543	1,195
Share-based payments		617,150	358,819
Impairment of available-for-sale investment		-	45,112
Loss on derivative financial liability		-	328,335
Gain on sale of available-for-sale investment		(716,224)	-
Write off of finance fees		8,699,917	-
Changes in non-cash operating capital:
Accounts receivable and prepaids		(49,597)	(43,725)
Accounts payable and accrued liabilities		(1,158,235)	(101,840)
		(4,108,339)	(753,376)

Investments:
Proceeds on sale of available-for-sale investment		881,085	-
Expenditures on property, plant and equipment		(18,604,229)	(11,992,135)
Changes in non-cash working capital related to investing activities		(5,321,908)	(3,315,969)
		(23,045,052)	(15,308,104)

Financing:
Advances by non-controlling interest		-	5,300,000
Interest paid on loan from non-controlling interest		(492,452)	-
Issuance of common shares, net of issue costs		111,538,497	-
		111,046,045	5,300,000

Increase (decrease) in cash and cash equivalents		83,892,654	(10,761,480)

Cash and cash equivalents, beginning of period		29,066,637	40,655,348

Cash and cash equivalents, end of period		$112,959,291	$29,893,868
Non-cash investing and financing transactions
Reclassification of contributed surplus to share capital upon exercise of shares		227,031	-
Amortization capitalized to property, plant and equipment		319,201	55,793
Share-based payments capitalized to property, plant and equipment		90,547	30,954
Closure and reclamation increase in property, plant and equipment	7	1,140,000	-
Interest capitalized to property, plant and equipment		818,121	214,232

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Unaudited

(Expressed in United States dollars)

	Number of shares (note 9)	Share capital (note 9)	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Sub-total	Non-controlling interest	Total equity
January 1, 2009	128,289,322	$237,846,679	$7,608,331	$-	$(180,566,742)	$64,888,268	$-	$64,888,268
Share-based payments	-	-	389,773	-	-	389,773	-	389,773
Expiry and forfeiture of options	-	-	(1,887,454)	-	1,887,454	-	-	-
Unrealized loss on available-for-sale investment (net of tax)	-	-	-	(45,112)	-	(45,112)	-	(45,112)
Impairment loss on available- for-sale investment (net of tax)	-	-	-	45,112	-	45,112	-	45,112
Loss for the three months	-	-	-	-	(1,315,723)	(1,315,723)	(25,549)	(1,341,272)
March 31, 2009	128,289,322	237,846,679	6,110,650	-			(25,549)

Exercise of options	672,500	1,368,268	-	-	-	1,368,268	-	1,368,268
Transfer to share capital on exercise of options	-	798,544	(798,544)	-	-	-	-	-
Share-based payments	-	-	1,488,329	-	-	1,488,329	-	1,488,329
Expiry of options	-	-	(3,258)	-	3,258	-	-	-
Private placement, net of issuance costs	11,500,000	30,119,926	-	-	-	30,119,926	-	30,119,926
Realized gain on sale of available-for-sale investment (net of tax)	-	-	-	(45,912)	-	(45,912)	-	(45,912)
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	1,097,948	-	1,097,948	-	1,097,948
Loss for the nine months	-	-	-	-	(3,158,847)	(3,158,847)	(155,115)	(3,313,962)
December 31, 2009	140,461,822	270,133,417	6,797,177	1,052,036	(183,150,600)	94,832,030	(180,664)	94,651,366

Exercise of options	175,000	386,994	-	-	-	386,994	-	386,994
Transfer to share capital on exercise of options	-	227,031	(227,031)	-	-	-	-	-
Share-based payments	-	-	707,697	-	-	707,697	-	707,697
Expiry and forfeiture of options	-	-	(74,788)	-	74,788	-	-	-
Private placement, net of issuance costs	52,000,000	111,151,503	-	-	-	111,151,503	-	111,151,503
Unrealized gain on available-for-sale investment	-	-	-	60,127	-	60,127	-	60,127
Realized gain on sale of available-for-sale investment (net of tax)	-	-	-	(752,210)	-	(752,210)	-	(752,210)
Loss for the three months	-	-	-	-	(7,124,221)	(7,124,221)	(4,377,672)	(11,501,893)
March 31, 2010	192,636,822	$381,898,945	$7,203,055	$359,953	$(190,200,033)	$199,261,920	$(4,558,336)	$194,703,584

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

1. Nature of business and basis of presentation

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration and development business in Africa.

The Company's continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are dependent upon the availability of the necessary financing to complete the development of such mineral property interests and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2. Significant accounting policies (continued)
(a) Basis of presentation

In November 2009 the British Columbia and Ontario Securities Commissions granted the Company exemptive relief to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) with an adoption date of January 1, 2010 and a transition date of January 1, 2009.

These are the Company's first IFRS condensed consolidated interim financial statements for the first quarter of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2010 and IFRS 1 First-Time Adoption of IFRS has been applied.  The impact of the transition from Canadian Generally Accepted Accounting Principles (GAAP) to IFRS is explained in note 12.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale and derivative financial liability, which is stated at their fair value, and provision for closure and reclamation, which is recorded at management's best estimate.  In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.  They do not include all of the information required for full annual financial statements.

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at January 1, 2009 (note 12) for purposes of transition to IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries.

(b) Currency translation

The functional and reporting currency of the Company and its subsidiaries is the United States Dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale instruments which are recognized in other comprehensive income.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

(c) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances are eliminated on consolidation.  For partly owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest.

(d)

Use of judgements and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of non-current assets and available-for-sale investment, determination of mineral reserves, pre-production stripping costs, valuation of share-based payments, recoverability of future income tax assets, provision for closure and reclamation and determination of carrying values of derivative financial liabilities among others.  Actual results could differ from those estimates.

(e) Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less when acquired.
(f) Inventories
Materials and supplies inventories are measured at the lower of cost or net realizable value. Cost for stores and materials inventories are calculated using weighted averages.
(g) Property, plant and equipment
(i) Exploration and evaluation

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation and classified as a component of property, plant and equipment.

Exploration expenditure relates to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Management reviews the carrying value of capitalized exploration costs at least annually.  In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company's intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to construction in progress within property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

(ii) Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to construction are capitalized as construction-in-progress and classified as a component of property plant and equipment.  Costs associated with the commissioning of new assets, in the period before they are operating in the way intended by management, are capitalized.  Development expenditure is net of the proceeds of the sale of ore extracted during the development phase.  Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as a component of property, plant and equipment.

(iii) Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of major overhauls of parts of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a units of production basis or declining balance basis at rates of 20% to 30% per annum, as appropriate.  All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(h) Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use.  An impairment loss is recognized in income to the extent that the carrying amount exceeds the recoverable amount.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

In calculating recoverable amount the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(i) Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (NI 43-101).  Reserves are used in the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(j) Provision for closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate and the liability is recognized at the time environmental disturbance occurs.  The resulting costs are capitalized to the corresponding asset.  The provision for closure and reclamation liabilities is estimated using expected cash flows, based on engineering and environmental reports prepared by third party industry specialists, discounted at a pre-tax rate specific to the liability.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.  Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Changes in closure and reclamation estimates are accounted for as a change in the corresponding capitalized cost.

Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

(k) Income taxes

The Company uses the balance sheet method of accounting for income taxes.  Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l) Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects.  Common shares issued for consideration other than cash, are valued based on their market value at the date the agreement to issue shares was concluded.

(m) Financial instruments
(i) Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through income.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables comprise trade and other receivables.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii) Financial liabilities
The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other then the Company's functional currency.

(n) Share-based payments

The Company has a stock option plan that is described in note 9(c).  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  Upon expiry, the recorded value is transferred to deficit.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

(o) Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

(p) Accounting standards issued for adoption in future periods
(i) IFRIC 19 Extinguishing financial liabilities with equity instruments

On November 26, 2009 International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments (IFRIC 19) which clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity's shares or other equity instruments to settle the financial liability fully or partially.  The Company will adopt IFRIC 19 on July 1, 2010.

(ii) IFRS 9 Financial instruments
In an effort to reduce the complexity of accounting for financial instruments, the IASB has engaged in a multiphase project to replace IAS 39. The Company will adopt IFRS 9 on January 1, 2013.

3. Available-for sale investments

At March 31, 2010 available-for-sale investments were comprised of 2,408,500 shares (December 31, 2009 - 8,432,500 shares) in PMI Gold Corporation.

During the quarter, the Company disposed of 6,024,000 shares for a gain of $716,224.

4. Accounts receivable and prepaids
	March 31, 2010	December 31, 2009

Advances to Vendor	$5,248,344	$1,602,164
Prepaid expenses	1,218,778	851,837
VAT receivable	527,583	503,036
Other receivables	312,301	243,469

	$7,307,006	$3,200,506

5. Inventory
As of March 31, 2010 the Company's inventory consisted of materials and supplies.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

6. Property, plant and equipment
	March 31, 2010	December 31, 2009

Exploration and evaluation	$857,969	$838,371
Construction-in-progress, Bisha mine	154,567,192	145,231,986
Plant and equipment at cost less accumulated amortization of $1,748,461 (2009 - $1,428,717)	10,647,343	8,049,712
	$166,072,504	$154,120,069

The Company's exploration and evaluation and mineral properties are located in western Eritrea, a country located in the northeast part of Africa.  The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license.  The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years.  Included in construction-in-progress are expenditures of $28,065,096 (December 31, 2009 - $27,937,849) related to historical Bisha exploration and evaluation costs incurred prior to the decision to develop the property.  The Eritrean state participation in the Bisha project is described below in note 8.

Development of the Bisha mine commenced in early 2008 and is scheduled for commissioning in late 2010.  Upon production, Nevsun's interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

During Q1 2010 the Company wrote-off $8,699,917 of costs that at December 2009 were treated as deferred finance costs and included in property, plant and equipment, plus an additional $2,050,000 of finance costs incurred during Q1 2010, all related to debt facilities that expired unutilized during 2010.

7. Provision for closure and reclamation (continued)
	March 31, 2010	December 31, 2009
Balance, beginning of period	$410,000	$-
Additional liability	1,140,000	410,000
Balance, end of period	$1,550,000	$410,000

The Company's provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition.  The Company's provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a 3rd party specialist.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax, risk-free discount rate of 8.29% and an inflation factor of 3.0% in preparing the Company's provision for closure and reclamation.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at March 31, 2010, the undiscounted liability for provision for closure and reclamation is estimated to be approximately $2,700,000.  The cash expenditures are expected to occur over a period of time extending several years after the mine's projected closure.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

8. Amounts related to non-controlling interest
March 31,			December 31,
	Note	2010	2009
Deferred credit	8(a)	$25,000,000	$25,000,000
Loan	8(b)	20,000,000	20,000,000
Advances by non-controlling interest	8(c)	37,252,859	36,804,805
		$82,252,859	$81,804,805

(a)

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State's participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit.

(b)

On August 18, 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000,000.  The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments commencing on January 10, 2011.  The principal of the loan may be reduced by any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the project as described in (a) above.  As of March 31, 2010 there was accrued interest on the loan of $328,789 (December 31, 2009 - $451,174) recorded in accrued liabilities.

(c)

As of March 31, 2010 ENAMCO had advanced $34,995,000 (December 31, 2009 - $34,995,000) to the Bisha project as part of its requirement to provide one third of owners' financing contributions, recorded as advances by non-controlling interest and in Q1 2010 has earned $448,054 (Q1 2009 - $610,187) in interest on those advances, which was capitalized to construction-in-progress.  The advances have earned cumulative interest of $2,257,859, all of which has been capitalized to construction-in-progress.  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

9. Share capital
(a) During February 2010 the Company increased its authorised share capital from 250,000,000 common shares to an unlimited number of common shares without par value.
(b) Private placements

During February 2010 the Company issued 52,000,000 common shares at Cdn $2.25 per share in a non-brokered private placement for proceeds of $111,452,418, net of issuance costs of $300,915.

During October 2009 the Company issued 11,500,000 common shares at Cdn $2.85 per share in a non-brokered private placement for proceeds of $30,238,029, net of issuance costs of $118,104.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

9. Share capital (continued)
(c) Stock options

The Company's shareholders approved an amended stock option plan in May 2010.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model.  Share-based payment costs are amortized over vesting periods of 6 and 12 months and the most recently issued options costs were calculated using the following weighted average assumptions:  expected life of option 5 years, stock price volatility 58%, no dividend yield, and a risk-free interest rate yield of 2%.  The fair value is particularly impacted by the Company's stock price volatility, determined using data from the previous five years.

The period ended March 31, 2010 included $707,697 (2009 - $389,773) in share-based payment costs, $617,150 (2009 $358,819) of which were presented in operating costs and expenses, with the remaining $90,547 (2009 - $30,954) capitalized to construction-in-progress.

Number of options	Weighted average exercise price (Cdn)
Outstanding, December 31, 2008	6,822,500	$ 2.21
Granted	2,460,000	1.70
Expired	(715,000)	4.76
Exercised	(672,500)	2.15
Outstanding, December 31, 2009	7,895,000	1.83
Expired	(65,000)	2.21
Exercised	(175,000)	2.30
Outstanding, March 31, 2010	7,655,000	$ 1.82

Type	Number of options	Range of exercise price (Cdn)	Average remaining life in years
Vested (exercisable)	2,315,000	$0.65 to $1.35	3.4 years
Vested (exercisable)	2,062,083	$1.70 to $1.72	2.9 years
Vested (exercisable)	1,135,000	$2.00 to $2.16	2.5 years
Vested (exercisable)	945,000	$3.07	1.6 years
Un-vested	1,167,917	$1.70	4.4 years
Un-vested	30,000	$3.15	4.6 years
Total	7,655,000	3.1 years
The weighted average price of options exercisable at the end of the period was Cdn $1.82 (2009 - $2.05).
(d) Shares reserved for issuance (fully diluted):
Number of shares
Issued and outstanding at March 31, 2010	192,636,822
Reserved for options (note 9(c))	7,655,000
Shares reserved for issuance (fully diluted) at March 31, 2010	200,291,822

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

10. Commitments (continued)
As of March 31, 2010 the Company had the following contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments	27,800,000	27,800,000	-	-	-
Advances from non-controlling interest(1)	37,252,859	-	37,252,859	-	-
Loan from non-controlling interest	20,328,789	328,789	13,333,333	6,666,667	-
Closure and reclamation	1,550,000	-	-	-	1,550,000
Total Contractual Obligations	86,931,648	28,128,789	50,586,192	6,666,667	1,550,000
(1)Advances from non-controlling interest have no specified repayment terms; management expects they will be repaid in 2-3 years.
The Company has arranged an environmental bond, which is renewable annually, for the Bisha Project for $2,000,000 at a cost of 1% per annum.

11. Segmented information

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  Investment revenues were earned principally from international sources.

12. Transition to IFRS

As stated in Note 2, these are the Company's first condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.  An explanation of how the transition from previous GAAP to IFRS has affected the Company's financial position and comprehensive loss is set out in this note.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the period ended March 31, 2010, the comparative information presented in these financial statements for the period ended March 31, 2010 and in the preparation of an opening IFRS Balance Sheet at 1 January 2009 (the Company's date of transition).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle. One mandatory exception relevant to Nevsun stipulates that where a subsidiary of a parent entity has previously prepared financial statements in full compliance with IFRS, the carrying amounts reported in those stand alone financial statements must be used as the basis for the subsidiaries' inclusion in the consolidated transition balance sheet. Nevsun's Eritrean subsidiaries have previously prepared audited financial statements in full compliance with IFRS and therefore are excluded from applying the optional elections set out in IFRS 1 at Nevsun's transition date. However, on a consolidated basis Nevsun is not precluded from adopting accounting policies which differ from those previously applied by a subsidiary in its stand alone financial statements.  Any accounting policy differences are required to be aligned on consolidation.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

12. Transition to IFRS (continued)

The Company has elected under IFRS 1 to not apply IFRS 2 to options that were granted on or before November 7, 2002 or to options that were granted subsequent to November 7, 2002 but vested before the date of transition to IFRS.

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with regard to recognition, measurement and disclosure.  While adoption of IFRS did not change Nevsun's actual cash flows, it resulted in changes to Nevsun's Balance Sheet, Statement of Comprehensive Loss and Statement of Changes in Equity as set out below:

(a) Warrants:

Under Canadian GAAP the Company classified warrants it issued in Canadian dollars to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the Company's functional currency and not offered pro rata to all existing shareholders of the same class at the time of issuance, are considered derivative financial liabilities. Such warrants are required to be measured and recognized at fair value with changes subsequent to initial recognition charged to income.  The Company has determined fair value using the Black-Scholes option pricing model.

Impact on Consolidated Balance Sheets

	December 31,	March 31,	January 1,
	2009	2009	2009
Deferred financial liability	$-	$611,113	$282,778
Share capital	(2,574,793)	(2,574,793)	(2,574,793)

Adjustment to deficit	$(2,574,793)	$(1,963,680)	$(2,292,015)

Impact on Consolidated Statements of Comprehensive loss

	December 31,	March 31,
	2009	2009
Gain (loss) on derivative financial liability	$282,778	$(328,335)

Adjustment to comprehensive loss	$282,778	$(328,335)

(b) Non-controlling interest:

Under Canadian GAAP, when the non-controlling interest is not obligated to fund its share of losses, the Company does not attribute losses to the non-controlling interest once the interest has been reduced to nil.  Under IFRS, the Company is required prospectively from the transition date to allocate comprehensive losses to non-controlling interest based on their effective interest, even if this results in a deficit non-controlling interest balance.  The impact of the change was to decrease deficit and increase non-controlling interest by $180,664 at December 31, 2009 (March 31, 2009 - $25,549; January 1, 2009 - $nil).

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

12. Transition to IFRS (continued)
(c) Exploration and evaluation costs

On transition to IFRS the Company elected to change its accounting policy for the treatment of exploration and evaluation expenditures to a policy of capitalizing all exploration and evaluation expenditures once a license to explore an area has been secured, so as to align itself with the policy of its Eritrean subsidiary.  Previously, the Company's Canadian GAAP policy was to expense exploration and evaluation expenditures as incurred.

Impact on Consolidated Balance Sheets

	December 31,	March 31,	January 1,
	2009	2009	2009
Property, plant and equipment	$28,193,720	$27,623,945	$27,623,945

Adjustment to deficit	$28,193,720	$27,623,945	$27,623,945

Impact on Consolidated Statements of Comprehensive Loss

	December 31,	March 31,
	2009	2009
Exploration and evaluation expenses	$(569,775)	$-

Adjustment to comprehensive loss	$(569,775)	$-

(d) Share-based payments

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit.  Previously, the Company's Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Balance Sheets

	December 31,	March 31,	January 1,
	2009	2009	2009
Share-based payments reserve	$(6,766,495)	$(6,763,237)	$(4,875,783)

Adjustment to deficit	$(6,766,495)	$(6,763,237)	$(4,875,783)

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

12. Transition to IFRS (continued)

(e) Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Balance Sheets and Statements of Comprehensive Loss for the dates noted below.  The effects of transition from GAAP to IFRS on the cash flow are immaterial.  Therefore, a reconciliation of cash flows has not been presented.

Transitional Consolidated Balance Sheet Reconciliation - January 1, 2009
Consolidated Interim Balance Sheet Reconciliation - March 31, 2009
Consolidated Interim Statement of Comprehensive Loss Reconciliation - March 31, 2009
Consolidated Balance Sheet Reconciliation - December 31, 2009
Consolidated Statement of Comprehensive Loss Reconciliation - December 31, 2009

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

The January 1, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		January 1, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$40,655,348	$-	$40,655,348
Available-for-sale investment		290,969	-	290,969
Accounts receivable and prepaids		1,841,612	-	1,841,612
Inventory		207,290	-	207,290
		42,995,219	-	42,995,219

Property, plant and equipment	12(c)	43,394,916	27,623,945	71,018,861

		$86,390,135	$27,623,945	$114,014,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,312,079	$-	$10,312,079
		10,312,079	-	10,312,079

Non-current liabilities:
Derivative financial liability	12(a)	-	282,778	282,778
Amounts related to non-controlling interest		38,530,955	-	38,530,955
		38,530,955	282,778	38,813,733

Equity:
Share capital	12(a)	240,421,472	(2,574,793)	237,846,679
Share-based payments reserve	12(d)	12,484,114	(4,875,783)	7,608,331
Deficit	12(a)-(d)	(215,358,485)	34,791,743	(180,566,742)
Total equity		37,547,101	27,341,167	64,888,268
		$86,390,135	$27,623,945	$114,014,080

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

The March 31, 2009 Canadian GAAP consolidated interim balance sheet has been reconciled to IFRS as follows:

		March 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$29,893,868	$-	$29,893,868
Available-for-sale investment		245,857	-	245,857
Accounts receivable and prepaids		990,081	-	990,081
Inventory		781,467	-	781,467
		31,911,273	-	31,911,273

Property, plant and equipment	12(c)	55,631,041	27,623,945	83,254,986

		$87,542,314	$27,623,945	$115,166,259

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$6,573,190	$-	$6,573,190
		6,573,190	-	6,573,190

Non-current liabilities:
Derivative financial liability	12(a)	-	611,113	611,113
Amounts related to non-controlling interest		44,045,187	-	44,045,187
		44,045,187	611,113	44,656,300

Equity:
Share capital	12(a)	240,421,472	(2,574,793)	237,846,679
Share-based payments reserve	12(d)	12,873,887	(6,763,237)	6,110,650
Deficit	12(a)-(d)	(216,371,422)	36,376,411	(179,995,011)
Equity attributable to owners of the Company		36,923,937	27,038,381	63,962,318

Non-controlling interest	12(b)	-	(25,549)	(25,549)
Total equity		36,923,937	27,012,832	63,936,769
		$87,542,314	$27,623,945	$115,166,259

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

The Canadian GAAP statement of consolidated interim comprehensive loss for the three month period ended March 31, 2009 has been reconciled to IFRS as follows:

		Three months ended March 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS		IFRS

Expenses:
Depreciation		$1,195	$-		$1,195
Foreign exchange loss		60,082	-		60,082
Office and administration		306,998	-		306,998
Share-based payments		358,819	-		358,819
Wage and salaries		292,930	-		292,930
		(1,020,024)	-		(1,020,024)
Loss from operations			-

Loss on derivative financial liability	12(a)	-	(328,335)		(328,335)
Interest income		14,058	-		14,058
Royalty income		38,141	-		38,141
Other expenses		(45,112)	-		(45,112)
Loss for the period		$(1,012,937)	$(328,335)		$(1,341,272)

Other comprehensive income		-	-		-

Comprehensive loss		$(1,012,937)	$(328,335)	$

Loss for the period attributable to:
Owners of the company		$(1,012,937)	$(302,786)		$(1,315,723)
Non-controlling interest	12(b)	-	(25,549)		(25,549)
		$(1,012,937)	$(328,335)		$(1,341,272)

Comprehensive loss attributable to:
Owners of the company		$(1,012,937)	$(302,786)		$(1,315,723)
Non-controlling interest	12(b)	-	(25,549)		(25,549)
		$(1,012,937)	$(328,335)		$(1,341,272)

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

The December 31, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		December 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$29,066,637	$-	$29,066,637
Available-for-sale investment		1,283,730	-	1,283,730
Accounts receivable and prepaids		3,200,506	-	3,200,506
Inventory		2,275,711	-	2,275,711
		35,826,584	-	35,826,584

Property, plant and equipment	12(c)	125,926,349	28,193,720	154,120,069

		$161,752,933	$28,193,720	$189,946,653

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$13,080,482	$-	$13,080,482
		13,080,482	-	13,080,482

Non-current liabilities:
Provision for closure and reclamation		410,000	-	410,000
Amounts related to non-controlling interest		81,804,805	-	81,804,805
		82,214,805	-	82,214,805

Equity:
Share capital	12(a)	272,708,210	(2,574,793)	270,133,417
Share-based payments reserve	12(d)	13,563,672	(6,766,495)	6,797,177
Accumulated other comprehensive income		1,052,036	-	1,052,036
Deficit	12(a)-(d)	(220,866,272)	37,715,672	(183,150,600)
Equity attributable to owners of the Company		66,457,646	28,374,384	94,832,030

Non-controlling interest	12(b)	-	(180,664)	(180,664)
Total equity		66,457,646	28,193,720	94,651,366
		$161,752,933	$28,193,720	$189,946,653

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three months ended March 31, 2010

The Canadian GAAP statement of comprehensive loss for the year ended December 31, 2009 has been reconciled to IFRS as follows:

		Year ended December 31, 2009
	Note	Canadian GAAP		Effect of transition to IFRS	IFRS

Expenses:
Depreciation		$5,772	$		$5,772
Exploration	12 (c)	569,775		(569,775)	-
Foreign exchange loss		444,393		-	444,393
Office and administration		1,327,482		-	1,327,482
Share-based payments		1,696,343		-	1,696,343
Wage and salaries		1,862,852		-	1,862,852

Loss from operations		(5,906,617)		569,775	(5,336,842)

Gain on derivative financial liability	12(a)	-		282,778	282,778
Interest income		30,424		-	30,424
Royalty income		369,270		-	369,270
Other expenses		(864)		-	(864)
Loss for the period		$(5,507,787)		$852,553	$(4,655,234)

Other comprehensive income		1,052,036		-	1,052,036

Comprehensive loss		$(4,455,751)		$852,553	$(3,603,198)

IFRS Loss for the period attributable to:
Owners of the company		$(4,655,234)		$180,664	$(4,474,570)
Non-controlling interest	12(b)	-		(180,664)	(180,664)
		$(4,655,234)		$-	$(4,655,234)

IFRS Comprehensive loss attributable to:
Owners of the company		$(3,603,198)		$180,664	$(3,422,534)
Non-controlling interest	12(b)	-		(180,664)	(180,664)
		$(3,603,198)		$-	$(3,603,198)